Exhibit 22.1

Subsidiaries of Nextracker Inc.

Subsidiary Name	Jurisdiction
NEXTracker Australia Pty Ltd	Australia
Flextronics Australia Pty Ltd (subsidiary of Nextracker Australia)	Australia
Nextracker Brasil Ltda	Brazil
Nextracker Solar (Shanghai) Co., Ltd	China
Nextracker India Private Limited	India
NEXTRACKER MÉXICO, S. DE R.L. DE C.V.	Mexico
Nextracker Saudi Energy LLC	Saudi Arabia
NEXTRACKER SPAIN, S.L.	Spain
Nextracker International Holdings LLC	Delaware, United States
Nextracker International Holdings II LLC	Delaware, United States
Nextracker LLC	Delaware, United States
TPG Rise Climate Flash CI BL, LLC	Delaware, United States
TPG Rise Climate Flash BL, LLC	Delaware, United States
The Rise Fund II Flash BL, LLC	Delaware, United States